UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

MakeMusic, Inc.
(Name of Subject Company)

LEAP ACQUISITION CORPORATION
(Offeror)

A wholly-owned subsidiary of
LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS
(Parent of Offeror)

LAUNCHEQUITY PARTNERS, LLC
(Parent Sponsor)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

56086P202
(CUSIP Number of Class of Securities)

LaunchEquity Partners, LLC
c/o Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications
on Behalf of Filing Persons)
_____________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,484,778.65	$2,384.93

__________________

*
Estimated for purposes of calculating the amount of the filing fee only.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (together with the associated stock purchase rights, the “Shares”), of MakeMusic, Inc., a Minnesota corporation, other than Shares owned by LEAP Acquisition Corporation (“Purchaser”) and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“Parent”), at a purchase price of $4.85 per Share, net to the seller in cash.  As of March 21, 2013, there were 4,906,707 Shares issued and outstanding, of which 1,362,829 Shares are owned by Parent and Purchaser. In addition, all vested and unvested stock options, which represent 33,576 Shares on a fully-diluted basis using the treasury stock method (none of which stock options are held by Parent or Purchaser), and rights of the former shareholders of the Garritan Corporation to receive 27,655 Shares, are to be cashed out at the Effective Time of the Merger in exchange for the purchase price, in accordance with the Merger Agreement.  As a result, this calculation assumes the purchase of 3,605,109 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities Exchange Commission on August 31, 2012.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,384.93
Form or Registration No.:	Schedule 13E-3/Schedule TO (File No. 005-50055)
Filing Party:	LEAP Acquisition Corporation, a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partner
Date Filed:	March 22, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 further amends and supplements the combined Tender Offer Statement and Rule 13E-3 Transaction Statement filed under the cover of Schedule TO (as amended and supplemented, the “Schedule TO”) filed by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), LEAP Acquisition Corporation, a Minnesota corporation and wholly-owned subsidiary of Parent (“Purchaser”), and LaunchEquity Partners, LLC, an Arizona limited liability company and the direct or indirect sponsor entity of Parent and Purchaser (“Parent Sponsor”).  The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), including the associated rights to purchase Shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”), of MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), other than Shares owned by Parent and Purchaser, at a purchase price of $4.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2013 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), Supplement No. 1 to the Offer to Purchase, dated April 5, 2013 (“Supplement No. 1”), a copy of which is attached to Schedule TO as Exhibit (a)(1)(vii) and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 3 without definition have the meaning ascribed to such terms in the Schedule TO.

The following amendments and supplements to the Items of the Schedule TO are hereby made.

Items 1 through 8 and 11 through 13 (Items 2, 4 through 9 and 12 of Item 13).

1.	The section entitled “Summary Term Sheet – What is your position as to the fairness of the transaction?” on page 3 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

What is your position as to the fairness of the transaction?

We believe that the transaction is substantively and procedurally fair to unaffiliated shareholders, based upon the factors set forth under “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger.”

2.
The first sentence under the section entitled “Special Factors – Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” beginning on page 19 of the Offer to Purchase is hereby amended and restated as follows:

The rules of the SEC require Parent Sponsor, Parent and Purchaser (collectively, the “Offeror Group”) to express their belief as to the substantive and procedural fairness of the Offer and the Merger to unaffiliated shareholders.

3.
The first sentence on the top of page 20 of the Offer to Purchase under the section entitled “Special Factors – Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” is hereby amended and restated as follows:

The Offeror Group believes that the Offer Price to be received by unaffiliated shareholders pursuant to the Offer and the Merger is fair to such shareholders.

4.
The first sentence of the second full paragraph and the first bullet point thereunder on page 20 of the Offer to Purchase under the section entitled “Special Factors – Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” are hereby amended and restated as follows:

In addition, we believe that the Offer is procedurally fair to unaffiliated shareholders, based on the following factors:

•
The factors considered by, and the findings of, the Board and the Special Planning Committee with respect to the procedural fairness of the Offer and the Merger to MakeMusic’s unaffilaited shareholders as described in the Schedule 14D-9, as amended,  filed by MakeMusic with the SEC under “Item 4. The Solicitation or Recommendation—Background of the Transaction and Reasons for the Recommendation—Reasons for the Recommendation of the Special Planning Committee and the Board of Directors.”

5.
The last paragraph on page 21 and continuing onto the top of page 22 of the Offer to Purchase under the section entitled “Special Factors – Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” is hereby amended and restated in its entirety as follows:

The Offeror Group’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price to unaffiliated shareholders in relation to the going-concern value of MakeMusic on a standalone basis. In reaching the conclusion as to fairness, the Offeror Group did not consider the liquidation value of MakeMusic, because MakeMusic is a viable going concern with its value derived from cash flows from its continuing operations rather than its assets and Parent has no current plans to liquidate MakeMusic. Moreover, the Offeror Group did not consider MakeMusic’s net book value of approximately $13.1 million as of December 31, 2012, which is an accounting concept, because it believes that the net book value does not present a meaningful view of MakeMusic and its business since MakeMusic’s value is derived from cash flows generated by continuing operations.  In addition, the Offeror Group did not consider MakeMusic’s net operating loss carry-forward of approximately $16.03 million as of December 31, 2012 in reaching the conclusion as to fairness because MakeMusic is not profitable at the present time and the Offeror Group anticipates spending significant amount of capital on the development of its products and services in order to remain competitive.  The Offeror Group cannot quantify the benefit that could be derived in the future from MakeMusic’s net operating loss carry-forward due to the uncertainty as to the amount of taxable income, if any, that may be earned by the surviving corporation in the future.  Moreover, it is not possible to quantify the extent to which such taxable income may be offset by virtue of limitations imposed on the use of net operating loss carry-forwards under Section 382 of the Code due to the anticipated ownership change of MakeMusic.Upon the closing of the Offer and the Merger, the Offeror Group and the surviving corporation of the Merger will be the sole beneficiaries of MakeMusic’s net operating loss carry-forward.

6.
The fourth paragraph of the section entitled “Special Factors – Section 6. Effects of the Offer,” beginning on page 24 of the Offer to Purchase, is hereby amended by adding the following sentences to the end of such paragraph:

Upon completion of the Merger, Parent’s direct and indirect beneficial ownership interest in MakeMusic’s net book value and net loss would increase from approximately 27.8% as of the date hereof to 100%. Based on MakeMusic’s net book value of approximately $13.1 million as of December 31, 2012, this increase would result in Parent’s direct and indirect beneficial interest in MakeMusic’s net book value increasing by approximately $9.46 million. MakeMusic had a net loss of approximately $3.65 million for the year ended December 31, 2012.  Based on MakeMusic’s net loss as of December 31, 2012, this increase would result in Parent’s direct and indirect beneficial interest in MakeMusic’s net loss increasing by approximately $2.64 million.

7.
The first paragraph of the section entitled “Special Factors – Section 8. Summary of the Merger Agreement; Other Agreements – Merger Agreement,” on page 25 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement under the cover of Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. This summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

8.
The first paragraph of the section entitled “Special Factors – Section 8. Summary of the Merger Agreement; Other Agreements – Representations and Warranties,” on page 29 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Representations and Warranties. The Merger Agreement contains representations and warranties made by MakeMusic to Parent and Purchaser and representations and warranties made by Parent and Purchaser to MakeMusic. The representations and warranties in the Merger Agreement were the product of negotiations among MakeMusic, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice.

9.	The second sentence of the section entitled “Special Factors – Section 9. Dissenter’s Rights; Rule 13e-3–Rule 13e-3,” on page 43 of the Offer to Purchase is hereby amended and restated as follows:

Rule 13e-3 requires, among other things, that certain financial information concerning MakeMusic and certain information relating to the substantive and procedural fairness of the Offer and the Merger and the consideration offered to unaffiliated shareholders be filed with the SEC and disclosed to unaffiliated shareholders.

10.
The fifth paragraph of the section entitled “The Offer – Section 2. Acceptance for Payment and Payment for Shares,” on page 49 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure discussed in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

11.	Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by adding the following after the last sentence thereof:

On April 5, 2013, the District Court issued an order (the “Order”) regarding the purported class action complaint, Case No. 27CV13-5508, filed on March 29, 2013 in the Fourth Judicial District Court of Minnesota, by the plaintiff against the Defendants. The Order provides that, among other things, (1) plaintiff’s motion for expedited proceedings in the matter was denied, (2) plaintiff’s claims were derivative rather than direct, and (3) the matter was stayed pending the investigation and recommendation of a special litigation committee appointed by MakeMusic’s Board of Directors. The foregoing description is qualified in its entirety by reference to the Order, which is filed as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.

12.	Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description

(a)(5)(iii)
Order Issued April 5, 2013 by the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.), incorporated by reference to Exhibit (a)(5)(F) to the Amendment No. 2 to Schedule 14D-9 filed by MakeMusic, Inc. on April 9, 2013).

(d)(5)	Exclusivity Agreement dated February 17, 2013 by and between MakeMusic and Parent Sponsor (incorporated by reference to Exhibit (e)(22) to Schedule 14D-9 filed by MakeMusic, Inc. on April 9, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2013

PURCHASER:

LEAP Acquisition Corporation

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Chief Executive Officer

PARENT:

LaunchEquity Acquisition Partners, LLC Designated Series Education Partners

By:	LaunchEquity Partners, LLC
Title: Manager

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

PARENT SPONSOR

LaunchEquity Partners, LLC

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated March 22, 2013.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement published in The New York Times on March 22, 2013.*

(a)(1)(vii)	Supplement No. 1 to the Offer to Purchase, dated April 5, 2013. ***

(a)(5)(i)
Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on March 13, 2013 (incorporated by reference to the Schedule TO filed by LaunchEquity Partners, LLC on March 13, 2013).

(a)(5)(ii)	Complaint filed on March 29, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.). **

(a)(5)(iii)
Order Issued April 5, 2013 by the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.), incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 2 to the Schedule 14D-9 filed by MakeMusic, Inc. on April 9, 2013).

(c)(1)
Opinion of Lazard Middle Market LLC, dated March 12, 2013, to the Special Planning Committee of the MakeMusic, Inc. Board of Directors (incorporated by reference to Annex B of the Schedule 14D-9 filed by MakeMusic, Inc. on March 22, 2013).

(d)(1)	Confidentiality Agreement, dated as of October 26, 2012, by and between MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners and LaunchEquity Partners, LLC.*

(d)(2)
Agreement and Plan of Merger, dated as of March 12, 2013, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, LEAP Acquisition Corporation, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MakeMusic, Inc. on March 13, 2013).

(d)(3)
Agreement, dated as of March 2, 2010, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 6 to Schedule 13D filed by LaunchEquity Partners, LLC on March 5, 2010).

(d)(4)
Amended and Restated Agreement, dated as of August 23, 2011, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Schedule 13D filed by LaunchEquity Partners, LLC on August 24, 2011).

(d)(5)	Exclusivity Agreement dated February 17, 2013 by and between MakeMusic and Parent Sponsor (incorporated by reference to Exhibit (e)(22) to Schedule 14D-9 filed by MakeMusic, Inc. on April 9, 2013).

(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (included as Schedule C to the Offer to Purchase filed with the Schedule TO as Exhibit (a)(1)(i)). *

____________________

*	Previously filed with the Schedule TO.
**	Previously filed with Amendment No. 1 to the Schedule TO.
***	Previously filed with Amendment No. 2 to the Schedule TO.